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                                                                    Exhibit 99.1
[LOGO--VIVENDI UNIVERSAL]



                          UPDATE OF VIVENDI UNIVERSAL'S
                     SHORT-TERM CASH POSITION AND LIQUIDITY


PARIS, JULY 3, 2002 -Vivendi Universal [NYSE: V; PARIS BOURSE: EX FP] today announced, in light of the Moody's and Standard & Poor's downgrades of Vivendi Universal debt ratings of July 1 and 2, 2002, respectively, as well as other events that have occurred over the past several days, including the resignation of Mr. Jean-Marie Messier from his positions at Vivendi Universal, Vivendi Universal believes it is important to update the investor community and the markets generally regarding its short-term cash position and liquidity.

Since June 25, 2002, the following has occurred:

     - Unused credit lines of 900 million euros matured and a 100 million euros credit line was terminated because of the credit rating downgrades; however, because other banks have removed or offered to removed the credit rating triggers from their financings, there remain only approximately 70 million euros of existing credit facilities that are potentially at risk because of credit rating triggers.

     - 900 million euros of cash was used to repay (i) a 530 million euros credit line linked with the B to B and health assets, (ii) a 100 million euros credit line that matured, (iii) 160 million euros of commercial papers that matured, and (iv) a loan of 110 million euros from Cegetel.

     - Vivendi Universal received net proceeds totalling 1.45 billion euros from the following disposals of (i) the B to B and the health assets,
          (ii) certain real estate assets, (iii) the remainder of its shareholding in Vinci and (iv) the final payments with respect to recently announced Vivendi Environnement disposal.

As of July 3, 2002, Vivendi Universal has 1.2 billion euros of cash and 1.6 billion euros in unused credit lines of which at least 600 million euros can be used for general corporate purposes and the rest can be used as backing for certain types of its commercial paper (400 million euros of which is currently outstanding).

Payments totalling approximately 1.8 billion euros remain due by the end of July. These will be financed from resources totalling approximately 2.4 billion euros comprising cash and draw-downs on existing credit facilities.

Several of Vivendi Universal's credit lines automatically roll over at certain specific dates in accordance with their terms, subject to standard material adverse change provisions. Of those, approximately 3.8 billion euros are scheduled to roll-over in July.


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In addition, Vivendi Universal has initiated discussions with its main credit banks with a view to putting in place new credit facilities as soon as feasible.

While Vivendi Universal has a short-term liquidity issue, the value of the group's broad and diversified assets by far exceed that of its debt. The new management is committed to a program of aggressive deleveraging and greater transparency in order to restore health and confidence in Vivendi Universal.


IMPORTANT DISCLAIMER

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that existing cash and/or unused credit line facilities may not entirely satisfy all immediate short-term obligations; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.

                                       ###

     CONTACTS

--------------------------------------------------------------------------------
     MEDIA                                      INVESTOR RELATIONS
     PARIS                                      PARIS
     Antoine Lefort                             Laura Martin
     +33 (1).71.71.1180                         +33 (1).71.71.1084 or
     Alain Delrieu                              917.378.5705
     +33 (1).71.71.1086                         Laurence Daniel
                                                +33 (1).71.71.1233
     NEW YORK
     Anita Larsen                               NEW YORK
     +(1) 212.572.1118                          Eileen McLaughlin
                                                +(1) 212.572.8961

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